October 24, 2024

Aaron Saak
President and Chief Executive Officer
Crane NXT, Co.
950 Winter Street, 4th Floor North
Waltham, MA 02451

       Re: Crane NXT, Co.
           Definitive Proxy Statement on Schedule 14A
           Filed April 11, 2024
           File No. 001-01657
Dear Aaron Saak:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Disclosure Review
Program